Exhibit II-1(a)

FOR IMMEDIATE RELEASE

Investor Relations Contact:	Media Relations Contact:
Joe Wilkinson	Patrick Smith
Deltek, Inc.	Deltek, Inc.
703.885.9423	703.885.9062
joewilkinson@deltek.com	patricksmith@deltek.com

Deltek Launches Tender Offer for Shares of Denmark-Based Maconomy

Combined company will serve all major segments within the professional services market and will have significant geographic reach across North America and Europe

HERNDON, Va. – June 03, 2010 – Deltek, Inc. (Nasdaq: PROJ), the leading provider of enterprise applications software and solutions for project-focused businesses, today announced a tender offer for 100% of the stock of Maconomy A/S (Nasdaq OMX: MACO). The offer is for DKK 20.50 (approximately USD $3.39) for each Maconomy share. The Maconomy Board of Directors has unanimously approved the tender offer and recommended to Maconomy’s shareholders that they tender their shares. Members of Maconomy’s Board of Directors and Executive Group and Maconomy’s two largest shareholders (combined representing approximately 40% of the outstanding share capital) have agreed to tender their shares to Deltek. The tender offer is expected to close in early July and will be funded with Deltek’s existing cash on hand.

Maconomy is an international enterprise software company based in Denmark that offers solutions to the professional services market. Maconomy has more than 600 customers in approximately 60 countries and has a significant presence among top advertising, public relations, accounting and consulting companies, complementing Deltek’s market-leading position in the architecture and engineering and management consulting vertical markets. For the full year of 2009, Maconomy had revenues of DKK 220m (approximately $41 million), and revenues of DKK 56.7m (approximately $10.5 million) in the first quarter of 2010.

Benefits of the Deltek and Maconomy Combination

Deltek and Maconomy are an excellent strategic match, and the combination pairs two best-in-class companies that are leaders in their respective markets. This combination offers multiple benefits for both companies, including:

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Expanding Deltek’s geographic reach – Both companies have a complementary geographic presence and unique strengths in North America and Europe. Maconomy’s large presence in Europe is an ideal complement with Deltek’s strong position in the U.S. market. Together, both companies will be able to expand their reach internationally and better sell and support customers in new geographies and markets.

•	Adding complementary vertical markets – The combined company will cover all major segments of the professional services market. With over 80% of the Engineering

News Record 2009 Top 500 Design Firms as customers, Deltek is the established market leader selling software solutions to the architecture and engineering vertical market and other project-oriented customers. Maconomy has hundreds of customers spanning the advertising, public relations, accounting, and consulting markets and is a strong complement to Deltek’s established project-focused vertical markets.

•

Building on a shared vision and mutual long-term goals – Deltek and Maconomy share similar vision and goals, including an intense focus on delivering world-class solutions to professional services organizations, a common mission to drive innovation for project-focused organizations, and a passion for customer success. Both companies will build on their shared corporate culture and goals to propel the combined company to new heights.

“We are very excited to combine Maconomy’s industry-leading capabilities and domain expertise with Deltek, and we are committed to investing in both the Maconomy and Deltek product suites to provide maximum value and flexibility to our customers,” said Kevin Parker, Deltek’s president and CEO. “There are obvious strategic opportunities from this combination, and Maconomy’s innovative software solutions and geographic reach perfectly complement Deltek’s existing offerings for professional services firms. By merging the two organizations together, we will accelerate growth internationally, penetrate new markets around the world, and deliver new, innovative functionality to our customers.”

“Aligning ourselves with Deltek is the perfect strategic move for Maconomy,” said Hugo Dorph, CEO of Maconomy. “Deltek and Maconomy have existing strengths that are completely synergistic, and together we will go to market with a clear goal of powering the world’s leading professional services organizations wherever they are. Deltek and Maconomy share a passion for partnering with our customers to deliver game-changing results for their organizations. I look forward to working with the world-class people at Deltek who share our commitment to building the world’s leading provider of solutions to project-focused organizations.”

Summary of Deltek’s Tender Offer to Maconomy Shareholders

Deltek is offering the shareholders of Maconomy DKK 20.50 per share, in cash, for each Maconomy share held by tendering shareholders. The offer price represents a premium of approximately 50% over the closing price for Maconomy’s shares on June 1, 2010. The offer period is scheduled to remain open for a period of four calendar weeks, closing on July 1. An announcement of the completion of the tender offer is expected to occur on or about July 6, 2010. The tender offer is subject to conditions, including that valid acceptances of the tender offer in respect of an aggregate of more than 90% of Maconomy’s shares are received. Upon completion of the tender offer, Deltek intends to initiate a compulsory acquisition procedure with a view to acquiring the remaining Maconomy shares not owned by Deltek and to apply for a delisting of Maconomy’s shares from Nasdaq OMX. For more details on the tender offer, please reference the Form CB to be filed by Deltek in connection with this tender offer.

About Maconomy

Maconomy is a global provider of industry-specific business solutions for Professional Services Organisations. Our clients include Semcon, ErgoGroup, Devoteam, Deltares, Millward Brown

and agencies within all of the big four global networks Interpublic Group, Omnicom Group, Publicis Groupe and WPP. We service and support more than 600 clients in 58 countries through our offices across Europe and in the U.S., and through an extensive partner network. Today more than 126,000 users worldwide use business solutions from Maconomy.

About Deltek

Deltek® (Nasdaq: PROJ) is the leading provider of enterprise applications software and solutions designed specifically for project-focused businesses. For more than two decades, our software applications have enabled organizations to automate mission-critical business processes around the engagement, execution and delivery of projects. More than 12,000 customers worldwide rely on Deltek to measure business results, optimize performance, streamline operations and win new business. Visit www.deltek.com.

Deltek also offers govWin, the industry’s only online community dedicated to solving common business problems for government contractors. The govWin network delivers unique and specialized content, offers innovative matching capabilities to establish and manage teaming opportunities, and provides applications to identify, pursue, and win government contracts. Over 10,000 registered members, prime contractors, and small businesses are part of the govWin community. For more information, visit www.govwin.com.

General

This announcement is being made in connection with the proposed acquisition of Maconomy by Deltek. This announcement does not constitute an offer or invitation to acquire or exchange securities in Deltek or Maconomy in the United States, in any state or in any other jurisdiction pursuant to the tender offer or otherwise. The solicitation and the offer to buy Maconomy shares will be made only pursuant to an offer document, including the acceptance form attached thereto (collectively, the “Offer Document”) filed with the Danish Financial Supervisory Authority (the “DFSA”). Maconomy shareholders are urged to read the Offer Document carefully and in its entirety because it contains important information about the tender offer.

The tender offer will be made solely through the Offer Document, which will provide and contain the full terms and conditions of the tender offer, including details of how to tender Maconomy shares. Any response to the tender offer should be made only on the basis of the information contained in the Offer Document.

The tender offer will not be made, directly or indirectly, in or into Australia, Canada or Japan and will not be capable of acceptance from within Australia, Canada or Japan. Accordingly, copies of this announcement and all other documents relating to the tender offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions and must not mail or otherwise forward, distribute or send such documents in, into or from Australia, Canada or Japan. Doing so may invalidate any related purported acceptance of the tender offer.

The implications of the tender offer for Maconomy shareholders may be affected by the laws of the relevant jurisdictions. Maconomy shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Maconomy shareholder to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required to be observed and the payment of any issue, transfer or other taxes in such jurisdictions. The distribution of this announcement in jurisdictions other than Denmark and the United States may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions.

For U.S. securities law purposes, the tender offer described in this announcement will be made for the securities of a foreign company by means of a voluntary offer in accordance with the Danish Securities Trading Act (Consolidation Act No. 795 of 20 August 2009 as subsequently amended) and Executive Order No. 221 of 10 March 2010 on Takeover Bids issued by the DFSA. The tender offer is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements relating to Maconomy included in this press release or incorporated in the Offer Document are prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult to enforce your rights and any claim that one may have arising under United States federal securities laws, since Maconomy is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue Maconomy or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel Maconomy and its affiliates to subject themselves to a U.S. court’s judgment.

Investors should be aware that Deltek may purchase securities otherwise than pursuant to the tender offer, such as in the open market or privately negotiated purchases.

Forward-Looking Statements

This announcement contains “forward-looking statements” with respect to certain of Deltek’s and/or Maconomy’s plans and their current goals and expectations relating to their future financial condition, performance and results and other similar matters. Forward-looking statements may be identified by words such as “believe,” “belief,” “expect,” “intend,” “may,” “plan,” “should,” “would” or other similar words. By their nature, forward-looking statements involve substantial risk and uncertainties because they relate to future events and circumstances which Deltek or Maconomy are not able to accurately predict or which are beyond the control of Deltek and/or Maconomy, including amongst other things, U.S. and Danish domestic and global economic business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Deltek, Maconomy or their respective affiliates operate. As a result, the actual future financial condition, performance and results of Deltek or Maconomy may differ materially from the plans, goals and expectations set forth in any forward-looking statements. Before making a decision to tender Maconomy shares in the tender offer, Maconomy shareholders should be aware that the occurrence of any such event (or any of the additional events described as risk factors in Deltek’s filings with the U.S. Securities and Exchange Commission) could have a material adverse effect on Deltek’s and/or Maconomy’s future financial conditions, performance and results. Any forward-looking statement made by either Deltek or Maconomy speaks only as of the date of the Offer Document. Neither Deltek nor Maconomy undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable laws, rules or regulations.

Not for release, distribution or publication, in whole or in part, in Australia, Japan or Canada